UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sky Solar Holdings, Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

83084J103(1)

(CUSIP Number)

Weili Su

Room 635, 6/F, 100 QRC Queen’s Road, Central,

Hong Kong Special Administrative Region

The People’s Republic of China

Telephone: +852 3960 6548

With a copy to:

Shuang Zhao, Esq.

Cleary Gottlieb Steen & Hamilton

37th Floor, Hysan Place

500 Hennessy Road

Causeway Bay, Hong Kong

Telephone: +852 2521 4122

(Name, Address and Telephone Number of Person
Authorized to receive Notices and Communications)

November 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

* This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of each of Sky Solar Group Co., Ltd., Yiwu Runyang Renewable Energy Co., Ltd. (“Yiwu Co.”), Tibet Tianjian Solar Renewable Energy System Integration Technology Co., Ltd. (“Tibet Co.”), Tianhua Solar New Energy Investment Co., Ltd. (“Tianhua Solar New Energy”), Tianhua Solar Investment Co., Ltd. (“Tianhua Solar Investment”), Weili Su and Changdu Tianjian Solar Power Engineering Co., Ltd. (“Changdu Tianjian”) with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Sky Solar Holdings. Ltd., a Cayman Islands company (the “Issuer” or “Company”). The Ordinary Shares beneficially owned by Weili Su were previously reported on Schedule 13G filed by Weili Su and Flash Bright Power Ltd. on February 13, 2015, as amended by an amendment thereto.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing eight of the Ordinary Shares of the Issuer.

CUSIP Number: 83084J103
1.	Name of Reporting Persons Weili Su
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 61,669,571
	8.	Shared Voting Power 291,951,188
	9.	Sole Dispositive Power 6,240,006
	10.	Shared Dispositive Power 291,951,188
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 353,620,759
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 84.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP Number: 83084J103
1.	Name of Reporting Persons Sky Solar Group Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 291,951,188
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 291,951,188
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 291,951,188
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons Yiwu Runyang Renewable Energy Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 291,951,188
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 291,951,188
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 291,951,188
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons Tibet Tianjian Solar Renewable Energy System Integration Technology Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 291,951,188
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 291,951,188
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 291,951,188
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons Tianhua Solar New Energy Investment Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 291,951,188
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 291,951,188
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 291,951,188
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons Tianhua Solar Investment Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 291,951,188
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 291,951,188
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 291,951,188
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons Changdu Tianjian Solar Power Engineering Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 291,951,188
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 291,951,188
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 291,951,188
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.6%
14.	Type of Reporting Person (See Instructions) CO

This Schedule 13D is being filed jointly by Sky Solar Group Co., Ltd., Yiwu Co., Tibet Co., Tianhua Solar New Energy, Tianhua Solar Investment, Weili Su and Changdu Tianjian (together, the “Reporting Persons”). This Schedule 13D constitutes an initial Schedule 13D filing on behalf of each of the Reporting Persons with respect to the Ordinary Shares. The Ordinary Shares beneficially owned by Weili Su were previously reported on Schedule 13G filed by Weili Su and Flash Bright Power Ltd. on February 13, 2015, as amended by an amendment thereto. The Reporting Persons have entered into a joint filing agreement, dated as of November 18, 2016, a copy of which is attached hereto as Exhibit 99.1.

Item 1. Security and Issuer

This Schedule 13D relates to the Ordinary Shares, par value US$0.0001 per share (the “Ordinary Shares”), of Sky Solar Holdings, Ltd. (the “Company” or “Issuer”). The Company’s principal executive office is located at Room 635, 6/F, 100 QRC Queen’s Road, Central, Hong Kong Special Administrative Region, the People’s Republic of China.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d) (3) of the Exchange Act with respect to the transactions described in Item 4 of this statement.

Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by the other Reporting Persons or any other person. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Sky Solar Group Co., Ltd. is an exempted company with limited liability organized in the Cayman Islands. Yiwu Co. holds 100% of Sky Solar Group Co., Ltd. Sky Solar Group Co., Ltd.’s principal business is investment holding. The address of its principal office is Cricket Square Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

Yiwu Co. is a limited liability company organized under the laws of the People’s Republic of China. Tibet Co. holds 100% of Yiwu Co. Yiwu Co.’s principal business is technical development and research of renewable energy; development and research, technical consultancy and technical services of the solar energy; development and research of renewable energy products.

Tibet Co. is a limited liability company organized under the laws of the People’s Republic of China. Tianhua Solar New Energy currently holds 100% of Tibet Co. After the closing of the Share Purchases (as defined in item 4 below), Tianhua Solar New Energy and Changdu Tianjian are expected to hold 29.4% and 24.4% of Tibet Co., respectively. The remaining shares in Tibet Co. are expected to be held by the Sellers (as defined in item 4 below) or their affiliates. Tibet Co.’s principal business is design on the engineering system, system integration, technical consultancy, technical services, engineering consultancy, engineering tests and inspection, operation and maintenance services, of photovoltaic and new energy power generation; development, research and sales of solar energy products, photoelectric products, solar energy facilities and their fittings; sales of electrical power facilities and materials, and process of those facilities.

Tianhua Solar New Energy is a limited liability company organized under the laws of the People’s Republic of China. Tianhua Solar Investment and Weili Su hold 45% and 20%, respectively, of Tianhua Solar New Energy. Tianhua Solar New Energy’s principal business is investment in renewable energy sector; asset management; general of construction contracting; construction project management; technical development, technical transfer, technical consultation, technical services, import and export of goods, technical import and export, import and export agency, and wholesales of solar equipment and after services.

Tianhua Solar Investment is a limited liability company organized under the laws of the People’s Republic of China. Weili Su holds 100% of Tianhua Solar Investment. Tianhua Solar Investment’s principal business is industrial investment and investment management; imports and exports of goods and technology, sales of solar energy facilities, and development, transfer, consultancy and services of technology in the field of technology of solar energy engineering.

Weili Su is a citizen of the People’s Republic of China and his principal occupation is chairman and chief executive officer of the Company. Weili Su’s principal business address is Room 635, 6/F, 100 QRC Queen’s Road, Central, Hong Kong Special Administrative Region, the People’s Republic of China.

Changdu Tianjian is a limited liability company organized under the laws of the People’s Republic of China. Weili Su hold 100% of Changdu Tianjian. Changdu Tianjian’s principal business is design in photovoltaic renewable energy electricity generation construction system; system integration, technical consultation, technical services, construction consultation, construction examination and inspection, operation and maintenance services; solar products, photovoltaic research and development, photovoltaic equipment and spare parts research, development and sales; electric equipment, material sales and equipment processing

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 4 and 5 is incorporated by reference in its entirety into this Item 3.

It is currently anticipated that Sky Solar Group Co., Ltd. will require approximately US$146.0 million to complete the Share Purchases. This amount excludes the funds which may be required to pay the costs and expenses associated with the Share Purchases. It is currently anticipated that the Share Purchases will be financed by way of capital contributions from the Sellers or their affiliates (the “Capital Contributions”) to Tibet Co., which will make a capital contribution in the same amount to Yiwu Co., its wholly-owned subsidiary, and which will, in turn, make a capital contribution in the same amount to Sky Solar Group Co., Ltd. Each Seller’s (or its affiliates) Capital Contribution is expected to equal the consideration such Seller would receive in the Share Purchases.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.

Sky Solar Group Co., Ltd. and Yiwu Co., entered into an Investment Cooperation Framework Agreement dated November 16, 2016 and a Supplemental Agreement dated November 17, 2016 (together, “Share Purchase Agreements”) with certain sellers, namely Flash Bright Power Ltd., IDG-ACCEL China Capital L.P., IDG-ACCEL China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Rihuaxing Limited, and Sunpeak Universal Holdings, Inc. (together, the “Sellers”), to purchase an aggregate of 153,103,084 Ordinary Shares, and 17,356,013 ADSs from the Sellers at US$0.5 per Ordinary Share and US$4.0 per ADS (the “Share Purchases”).

The details of the Share Purchases are as follows:

Seller	Number of Ordinary Shares (excluding Ordinary Shares represented by ADS) Sold	Per Ordinary Share Consideration (in US$)	Number of ADSs Sold (1 ADS represents 8 Ordinary Shares)	Per ADS Consideration (in US$)	Number of Ordinary Shares (including Ordinary Shares represented by ADSs) Sold	Total Consideration (in US$)
Flash Bright Power Ltd.	0	/	12,606,013	4.00/ADS	100,848,104	50,424,052
IDG-ACCEL China Capital L.P.	78,335,914	0.5/Ordinary Share	0	/	78,335,914	39,167,957
IDG-ACCEL China Capital Investors L.P.	3,613,992	0.5/Ordinary Share	0	/	3,613,992	1,806,996
IDG-ACCEL China Capital Investors L.P.	0	/	110,250	4.00/ADS	882,000	441,000
IDG-ACCEL China Capital L.P.	0	/	2,389,750	4.00/ADS	19,118,000	9,559,000
JOLMO SOLAR CAPITAL LTD.	5,400,000	0.5/Ordinary Share	0	/	5,400,000	2,700,000
CES Holding Ltd.	8,000,000	0.5/Ordinary Share	0	/	8,000,000	4,000,000
Jing Kang	3,800,000	0.5/Ordinary Share	0	/	3,800,000	1,900,000
Bin Shi	0	/	2,250,000	4.00/ADS	18,000,000	9,000,000
Sino-Century HX Investments Limited	15,133,334	0.5/Ordinary Share	0	/	15,133,334	7,566,667
Rihuaxing Limited	9,300,000	0.5/Ordinary Share	0	/	9,300,000	4,650,000
Sunpeak Universal Holdings,Inc.	29,519,844	0.5/Ordinary Share	0	/	29,519,844	14,759,922
Total	153,103,084		17,356,013		291,951,188	145,975,594

Pursuant to the Share Purchase Agreements, the closing of the Share Purchases shall happen by December 31, 2016, and is subject to certain closing conditions including approval from the relevant PRC governmental authorities and Capital Contributions to Tibet Co.

The purpose of the Share Purchases is to enable the Sellers to explore a potential listing of Tibet Co. in China, which may provide a better valuation as well as an alternative exit option.

The description of the Share Purchase Agreements contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of that agreement, an English translation of which is attached hereto as Exhibit 99.2 and Exhibit 99.3.

Item 5. Interest in Securities of the Issuer

The information contained on each of the cover pages of this statement and the information set forth in Items 2, 3, 4 and 6 are hereby incorporated by reference in their entirety in this Item 5.

(a) – (b) The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Company for each of the Reporting Persons.

Name	Shares Beneficially Owned	Percentage of Total*	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Sky Solar Group Co., Ltd.(1)	291,951,188	69.6%	0	291,951,188	0	291,951,188
Yiwu Runyang Renewable Energy Co., Ltd.(2)	291,951,188	69.6%	0	291,951,188	0	291,951,188
Tibet Tianjian Solar Renewable Energy System Integration Technology Co., Ltd. (3)	291,951,188	69.6%	0	291,951,188	0	291,951,188
Tianhua Solar New Energy Investment Co., Ltd.(4)	291,951,188	69.6%	0	291,951,188	0	291,951,188
Tianhua Solar Investment Co., Ltd. (5)	291,951,188	69.6%	0	291,951,188	0	291,951,188
Weili Su(6)	353,620,759	84.3%	61,669,571	291,951,188	6,240,006	291,951,188
Changdu Tianjian Solar Power Engineering Co., Ltd.(7)	291,951,188	69.6%	0	291,951,188	0	291,951,188

* Percentages are calculated based on 419,546,514 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of November 14, 2016, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

(1)	Includes 291,951,188 Ordinary Shares (including 138,838,104 Ordinary Shares as represented by 17,356,013 ADSs) Sky Solar Group Co., Ltd. will acquire at the closing of the Share Purchases.

(2)

Includes 291,951,188 Ordinary Shares (including 138,838,104 Ordinary Shares as represented by 17,356,013 ADSs) Sky Solar Group Co., Ltd. will acquire at the closing of the Share Purchases. Yiwu Co. holds 100% of Sky Solar Group Co., Ltd.

(3)

Includes 291,951,188 Ordinary Shares (including 138,838,104 Ordinary Shares as represented by 17,356,013 ADSs) Sky Solar Group Co., Ltd. will acquire at the closing of the Share Purchases. Tibet Co. holds 100% of Yiwu Co.

(4)

Includes 291,951,188 Ordinary Shares (including 138,838,104 Ordinary Shares as represented by 17,356,013 ADSs) Sky Solar Group Co., Ltd. will acquire at the closing of the Share Purchases. Tianhua Solar New Energy currently holds 100% of Tibet Co. After the closing of the Share Purchases, Tianhua Solar New Energy is expected to hold 29.4% of Tibet Co. and by virtue of such relationship, Tianhua Solar New Energy may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by Tibet Co.

(5)

Includes 291,951,188 Ordinary Shares (including 138,838,104 Ordinary Shares as represented by 17,356,013 ADSs) Sky Solar Group Co., Ltd. will acquire at the closing of the Share Purchases. Tianhua Solar Investment holds 45% of Tianhua Solar New Energy and by virtue of such relationship, Tianhua Solar Investment may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by Tianhua Solar New Energy.

(6)

Includes (i) 6,240,006 Ordinary Shares (including 6,240,000 Ordinary Shares as represented ADSs) held by Flash Bright Power Ltd. after the closing of the Share Purchases, (ii) 291,951,188 Ordinary Shares (including 138,838,104 Ordinary Shares as represented by 17,356,013 ADSs) Sky Solar Group Co., Ltd. will acquire at the closing of the Share Purchases, and (iii) voting proxies granted to Weili Su covering 45,429,565 Ordinary Shares, as well as a voting proxy granted to Weili Su for 10,000,000 Ordinary Shares under an Employee Incentive Pool for which Weili. Su serves as the director and member of the advisory committee. Weili Su directly owns 100% of Flash Bright Power Ltd. Weili Su directly and indirectly (through his wholly-owned company Tianhua Solar Investment) holds 65% of Tianhua Solar New Energy and by virtue of such relationship, Weili Su may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by Tianhua Solar New Energy. Mr. Su also directly owns 100% of Changdu Tianjian.

(7)

Includes 291,951,188 Ordinary Shares (including 138,838,104 Ordinary Shares as represented by 17,356,013 ADSs) Sky Solar Group Co., Ltd. will acquire at the closing of the Share Purchases. Changdu Tianjian is expected to hold 24.4% of Tibet Co. after the closing of the Share Purchases and by virtue of such relationship, Changdu Tianjian may be deemed beneficial owner of the number of Ordinary Shares beneficially owned by Tibet Co.

(c) Except as disclosed in Item 6 below, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

On November 18, 2016, the Reporting Persons entered into an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Except as described herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons, dated November 18, 2016.

99.2

English Translation of Investment Cooperation Framework Agreement, dated as of November 16, 2016, by and among Sky Solar Group Co., Ltd. Yiwu Co., Flash Bright Power Ltd., IDG-ACCEL China Capital L.P., IDG-ACCEL China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Rihuaxing Limited, and Sunpeak Universal Holdings, Inc.

99.3

English Translation of the Supplemental Agreement, dated as of November 17, 2016, by and among

Sky Solar Group Co., Ltd. Yiwu Co., Flash Bright Power Ltd., IDG-ACCEL China Capital L.P.,

IDG-ACCEL China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang,

Bin Shi, Sino-Century HX Investments Limited, Rihuaxing Limited, and Sunpeak Universal

Holdings, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2016

Weili Su

/s/ Weili Su

Sky Solar Group Co., Ltd.

By:	/s/ Weili Su
Name:	Weili Su
Title:	Director

Yiwu Runyang Renewable Energy Co., Ltd.

By:	/s/ Wen Qian
Name:	Wen Qian
Title:	Legal Representative

Tibet Tianjian Solar Renewable Energy System Integration Technology Co., Ltd.

By:	/s/ Wen Qian
Name:	Wen Qian
Title:	Legal Representative

Tianhua Solar New Energy Investment Co., Ltd.

By:	/s/ Weili Su
Name:	Weili Su
Title:	Legal Representative

Tianhua Solar Investment Co., Ltd.

By:	/s/ Weili Su
Name:	Weili Su
Title:	Legal Representative

Changdu Tianjian Solar Power Engineering Co., Ltd.

By:	/s/ Weili Su
Name:	Weili Su
Title:	Legal Representative

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons, dated November 18, 2016.

99.2

English Translation of Investment Cooperation Framework Agreement, dated as of November 16, 2016, by and among Sky Solar Group Co., Ltd. Yiwu Co., Flash Bright Power Ltd., IDG-ACCEL China Capital L.P., IDG-ACCEL China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Rihuaxing Limited, and Sunpeak Universal Holdings, Inc.

99.3

English Translation of the Supplemental Agreement, dated as of November 17, 2016, by and among

Sky Solar Group Co., Ltd. Yiwu Co., Flash Bright Power Ltd., IDG-ACCEL China Capital L.P.,

IDG-ACCEL China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang,

Bin Shi, Sino-Century HX Investments Limited, Rihuaxing Limited, and Sunpeak Universal

Holdings, Inc.